Northern Lights Variable Trust

450 Wireless Blvd.

Hauppauge, New York 11788

May 24, 2011

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Northern Lights Variable Trust (CIK No. 1352621, 1933 Act File No. 333-131820 and 1940 Act File No. 811-21853) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Northern Lights Variable Trust (the “Trust), on behalf of the Astor Long/Short ETF Portfolio, has determined that the amendment filed pursuant to Rule 485(a) on the Fund’s behalf on May 23, 2011 (accession number 0000910472-11-000721 )(the "Amendment") was made in error.  Therefore, it is in the best interests of the Trust and the public that the filing be withdrawn.  Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn.

Please direct any questions concerning this letter to JoAnn Strasser, of Thompson Hine LLP, counsel to the Trust at (513) 352-6700.

Very truly yours,
/s/ James P. Ash
James P. Ash
Secretary, Northern Lights Variable Trust

cc:	Michelle Roberts, Securities and Exchange Commission